# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COLLEGIUM PHARMACEUTICAL, INC, CIK 0001267565
CUSIP: 19459J104
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: 100 TECHNOLOGY CENTER DRIVE, STOUGHTON, Massachusetts (MA), 02072
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-005627
Filed by CIK 0000769734

## Reporting persons
- PRINCIPAL GLOBAL INVESTORS: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,466,506; sole dispositive power 0; shared dispositive power 1,466,506; aggregate amount beneficially owned 1,466,506 (4.6% of the class)

## Item 1. Issuer
Name of issuer: COLLEGIUM PHARMACEUTICAL, INC
Address of issuer's principal executive offices:
100 TECHNOLOGY CENTER DRIVE, STOUGHTON, MASSACHUSETTS
02072

## Item 2. Person Filing
Name of person filing: PRINCIPAL GLOBAL INVESTORS
Address of principal business office or, if none, residence:
711 HIGH STREET
DES MOINES, Iowa
50392-0300
Citizenship: PRINCIPAL GLOBAL INVESTORS - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,466,506
Percent of class: 4.6
Sole power to vote or to direct the vote: PRINCIPAL GLOBAL INVESTORS - 0
Shared power to vote or to direct the vote: PRINCIPAL GLOBAL INVESTORS - 1,466,506
Sole power to dispose or to direct the disposition: PRINCIPAL GLOBAL INVESTORS - 0
Shared power to dispose or to direct the disposition: PRINCIPAL GLOBAL INVESTORS - 1,466,506

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- PRINCIPAL GLOBAL INVESTORS: /s/ J. Markham Penrod, Chief Compliance Officer - North America, Principal Asset Management (08/08/2025)